April 24, 2024

Jaea Hahn

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

(202) 551-6870

Re:	Catalyst Strategic Income Opportunities Fund, File Nos. 333-276546 and 811-23928

Dear Ms. Hahn:

On January 17, 2024, Catalyst Strategic Income Opportunities Fund (the "Fund" or the "Registrant"), filed a registration statement (the "Registration Statement") on Form N-2. A delaying amendment was filed on January 31, 2024, to include the language required by Rule 473 under the 1933 Act. On March 1, 2024, you provided comments to the Registration Statement by E-Mail to JoAnn Strasser and Andrew Davalla.

Set forth below are your comments, as we understand them, followed by responses to those comments, which the Fund has authorized Thompson Hine LLP to make on its behalf. Where applicable, revisions indicated in responses to your comments will be reflected in an amendment to the registration statement to be filed subsequently .. All capitalized terms not defined herein have the meaning given to them in the registration statement. A marked copy of the prospectus or relevant sections of the prospectus is attached to aid in your review.

General

Comment 1. We note that the Registration Statement is missing information and exhibits (e.g., seed financial statements of the Fund) and contains bracketed disclosures (e.g., fee table and expense example, discussion of officers and directors in the SAI). We may have comments on such portions when you complete them in any pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits filed in any pre-effective amendment.

Response: The Registrant notes that additional comments may be provided.

Comment 2. On the outside cover page, please ensure that the box stating that the registration. statement will become effective “when declared effective pursuant to section 8(c) of the Securities Act” is not checked, as that section relates to post-effective amendments).

Response: The requested change has been made.

Comment 3. Where a comment is made regarding disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement. Please make all conforming changes.

Response: The Registrant notes the Staff’s comment and will make such changes, as applicable.

Comment 4. Please advise us if you expect to submit any exemptive application(s) or no-action request(s) in connection with the Registration Statement.

Response: The Registrant does not intend to submit any applications for exemptive relief at this time.

Comment 5. Please tell us if you have presented or will present any “test the waters” materials to potential investors in connection with this offering. If so, please provide us with copies of such materials.

Response: The Registrant does not intend to use such materials.

Comment 6. Please confirm that the Fund does not intend to issue preferred or debt securities within a year from the effective date of the Registration Statement.

Response: The Registrant so confirms.

Comment 7. Please confirm the Fund will attach any credit agreements by pre-effective amendment to Part C if the credit facilities will be in place by the Fund’s launch.

Response: The Registrant will include any such agreements, if applicable, as exhibits to the Part C.

Cover Page

Comment 8. Investment Objective - We note that the disclosure states that Fund will be “investing primarily in asset backed fixed income securities, such as non-agency residential mortgage-backed securities and commercial mortgage backed-securities.” The following sentence, however, suggests a focus in non-agency residential mortgage-backed securities and similar disclosure on page 9 states that the Fund “intends to primarily invest in private, or non-agency, residential mortgage-backed securities.” Please reconcile the disclosure here and throughout the registration statement to clarify what the Fund intends to invest in primarily.

Response: The disclosure has been revised as follows:

Under normal market conditions, the Fund seeks to achieve its investment objective by investing primarily in asset-backed fixed income securities secured by U.S. assets, including agency and non-agency residential and commercial mortgage-backed securities; collateralized mortgage obligations; stripped mortgage-backed securities; and securities backed by automobiles, aircraft, credit card receivables and businesses. The Fund expects that, under normal market conditions, a significant portion of its assets will be invested in non-agency residential mortgage-backed securities. The Fund may also invest in money-market funds and other cash equivalents. The markets and securities in which the Fund invests may, at times, be limited. Under such conditions, the Fund may invest primarily in mortgage real estate investment trusts (“Mortgage REITs”) corporate bonds and preferred securities.

Comment 9. Securities Offered - The fourth sentence states the minimum initial investment by a shareholder is $10,000 but the top of the cover page below the ticker states there will be a $2,000 minimum purchase. Please reconcile.

Response: The references to minimum initial investment amount have been revised to $2,500.

Comment 10. Use of Leverage - Please include a cross-reference to the prospectus discussion regarding the risks associated with a leveraged capital structure. See Item 1.1.j of Form N-2 and Guidelines to Form N-2, Guide 6.

Response: The following disclosure has been added:

Please see “Leverage Risk” in the Risk Factors section of the Prospectus, starting on page 10.

Additionally, the following disclosure has been added to the Risk Factors section of the Prospectus:

Leverage. The Fund may obtain leverage in seeking to achieve its investment objective. The Fund may also obtain leverage through investments such as asset-backed securities that may have embedded leverage. The Fund is not limited in the form or manner in which it may incur leverage.

The Investment Company Act of 1940, as amended (the “1940 Act”), requires a closed-end fund to maintain asset coverage of not less than 300% of the value of the outstanding amount of senior securities representing indebtedness (as defined in the 1940 Act). This means that the value of the Fund’s senior securities representing indebtedness may not exceed one-third of the value of its total assets (including such senior securities), measured at the time the Fund issues the senior securities. Investments or trading practices that involve contractual obligations to pay in the future are subject to the same requirements unless the Fund designates liquid assets in an amount the Fund believes to be equal to the Fund’s contractual obligations (marked-to-market on a daily basis) or appropriately “covers” such obligations with offsetting positions.

Leverage can have the effect of magnifying the Fund’s exposure to changes in the value of its assets and may also result in increased volatility in the Fund’s NAV. This means the Fund will have the potential for greater gains, as well as the potential for greater losses, than if the Fund owned its assets on an unleveraged basis. The value of an investment in the Fund will be more volatile and other risks tend to be compounded if and to the extent that the Fund is exposed to leverage directly or indirectly.

Comment 11. Please revise the fifth bullet point to delete the first sentence “If and to the extent ...” since it is unclear how this is relevant for the fund as currently being registered, particularly given the second bullet point.

Response: The fifth bullet point has been deleted and the following sentence has been added to second bullet point:

As a result of the foregoing, an investment in the Fund’s shares is not suitable for investors who cannot tolerate risk of loss or who require liquidity, other than liquidity provided through the Fund’s repurchase policy.

Comment 12. Please include on the cover page customary risk disclosures provided by closed-end fund registrants whose shares will not be listed on an exchange, including the following (as applicable to the Fund):

•	The amount of distributions the Fund may pay, if any, is uncertain. Please also state that the Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund's performance, such as from offering proceeds and borrowings.
•	Below-investment-grade instruments (“junk” bonds), non-agency mortgage-backed securities, securities that are rated in the lower rating categories or are unrated in which the Fund will invest may be difficult to value and may be illiquid. (Please include a cross reference to sections in the registration statement discussing applicable risks).

Response: The requested disclosure has been added.

Comment 13. We note that the second to last bullet point states that “[s]ubstantially all of the Fund’s investments are loans or receivables that are unsecured or collateralized.” Please consider whether the disclosure needs to be clarified in light of the Fund’s primary focus on investments in asset-backed securities? It is currently unclear how this bullet point relates to the fund’s investments. Does the Fund intend to invest in first loss tranches? Please clarify the disclosure and add appropriate risks, as applicable.

Response: The disclosure in question has been deleted.

Prospectus Summary

Investment Objective and Policies

Comment 14. Please clarify whether the Fund will invest only in US securities/securities backed by US assets.

Response: Investment in foreign securities/ securities backed by non-US assets is not a principal investment principal strategy of the Fund. Please see the revised disclosure in the response to Comment 8.

Comment 15. In the first paragraph, the disclosure states the Fund will invest in “asset-backed fixed income securities” but in other places, the disclosure refers to “debt securities.” Please use the same term to refer to the Fund’s principal investments throughout the prospectus.

Response: References to “debt securities” have been revised to “fixed income securities” as applicable.

Comment 16. Please clarify what is meant by “non-agency residential mortgage-backed securities” and discuss whether they are subject to different risks than agency-backed residential mortgage-backed securities.

Response: The following disclosure has been added to the Investment Objective and Policies section:

Non-agency residential mortgage-backed securities are issued by private entities such as commercial banks savings associations and mortgage bankers.

The following risk disclosure has been added to the Summary of Risks and Risk Factors sections:

Non-agency mortgage-backed securities generally are a greater credit risk than mortgage-backed securities issued by the U.S. government, and the market for non-agency mortgage-backed securities is smaller and less liquid than the market for government-issued mortgage-backed securities.

Comment 17. In the first paragraph, please clarify whether commercial mortgage-backed securities and those securities enumerated in the third sentence (asset-backed fixed income securities backed by automobile, aircraft and credit card receivables, collateralized mortgage obligations and stripped mortgage-backed securities) will be principal investments of the Fund. We note that only stripped mortgage-backed securities risk is identified as a principal risk of investing in the Fund. If these other securities are principal investments, please revise the sentence to state: “Other asset-backed fixed income securities that the Fund will invest ...” and add corresponding risk disclosure.

Response: The following risk disclosures have been added to the Asset-Backed Securities Risk:

Consumer loans may be backed by collateral (as in automobile and aircraft loans) or they may be unsecured as in the case of credit card receivables. Moreover, Congress, regulators such as the Consumer Financial Protection Bureau and the individual states may further regulate the consumer credit industry in ways that make it more difficult for servicers of such loans to collect payments on such loans, resulting in reduced collections. Changes to federal or state bankruptcy or debtor relief laws may also impede collection efforts or alter timing and amount of collections.

The following disclosures have been added as Commercial Mortgage-Backed Securities Risk:

Commercial mortgage-backed securities are less susceptible to prepayment risk because underlying loans may have prepayment penalties or prepayment lock out periods.

Commercial mortgage-backed securities are subject to credit risk because underlying loan borrowers may default. Commercial mortgage-backed securities default rates tend to be sensitive to overall economic conditions and to localized commercial property vacancy rates and prices.

Investment strategy

Comment 18. In the second paragraph, you refer to home prices and other macro factors that impact the Sub-Adviser’s evaluation of a potential investment. Please clarify the factors that are considered by the Adviser or Sub-Adviser, as applicable, when investing in other types of investments contemplated by the Fund’s principal strategy, as applicable (e.g., other types of asset-backed securities.

Response: The disclosure has been revised as follows to more broadly cover the Fund’s investments:

The Sub-Adviser considers third-party data and its own custom market analytics in identifying potential investments. In making investment decisions, the Sub-Adviser evaluate a security’s collateral characteristics (e.g., delinquency/default rates, severities, prepayment speeds, loan size/age) and then determine how macro factors such as interest rates might impact the cash flows over various time horizons.

Leverage

Comment 19. We note that in the risk summary below, the disclosure states that the Fund may also obtain leverage through borrowing. Please reconcile.

Response: The following risk disclosure has been added in the Principal Risks section:

Leverage Risk. The Fund may borrow money to make investments in securities and may obtain leverage through asset-backed securities that afford the Fund economic leverage. Leverage magnifies the Fund’s exposure to declines in the value of one or more underlying reference assets or creates investment risk with respect to a larger pool of assets than the Fund would otherwise have and may be considered a speculative technique. The value of an investment in the Fund will be more volatile and other risks tend to be compounded if and to the extent the Fund borrows or uses investments that have embedded leverage.

Mortgage-Backed Securities

Comment 20. Please clarify whether this discussion applies to both residential and commercial mortgage-backed securities. Please revise as appropriate to the extent the Fund’s primary focus will be on one particular type of mortgage-backed securities.

Response: The disclosure revised as follows on page 2 (italics added for emphasis):

Mortgage-Backed Securities. Residential and commercial mortgage-backed securities represent direct or indirect participations in, or are secured by and payable from, mortgage loans secured by real property.

The following sentence has been added:

Residential mortgage-backed securities default rates tend to be sensitive to unemployment rates, overall economic conditions and home prices.

Also, please note additional disclosure for commercial mortgage-backed securities provided for in response to Comment 17.

Comment 21. If the Fund may invest in non-investment grade mortgage-backed securities, please briefly describe any risks specifically related to investment in these lower tranches (e.g., is there a possibility credit enhancement will be insufficient to protect against losses?). Please include corresponding disclosure in the sections describing the Fund’s principal investment strategy, as applicable.

Response: The following disclosure has been added on pages 4 and 10:

The Fund may invest in any tranche of a mortgage-backed security, including junior and/or equity tranches which are subject to greater credit risk than more senior tranches.

Asset-Backed Securities

Comment 22. Please review the description of asset-backed securities in the first sentence as it is different from those described in the first paragraph above under Investment Objective and Policy. Please reconcile the disclosure as appropriate.

Response: The sentence in question has been revised as follows:

Asset-backed securities represent direct or indirect participations in, or are secured by and payable from, pools of assets such as, among other things, aircraft and auto loan receivables and receivables from revolving credit (credit card) agreements or a combination of the foregoing.

Comment 23. If the Fund may invest in non-investment grade asset-backed securities, please briefly describe any risks specifically related to investment in these lower tranches (e.g., is there a possibility credit enhancement will be insufficient to protect against losses?). Please include corresponding disclosure in the sections describing the Fund’s principal investment strategy, as applicable.

Response: The Fund may invest in any tranche of an asset-backed security, including junior and/or equity tranches which are subject to greater credit risk than more senior tranches.

Comment 24. As noted above in comment 17, if other asset-backed securities are principal then the specific risks related to each should be discussed in this sub-section (e.g., automobile and aircraft loans, installment loans, etc.), as applicable.

Response: The following risk disclosure has been added:

Consumer loans may be backed by collateral (as in automobile and aircraft loans) or they may be unsecured as in the case of credit card receivables. Moreover, Congress, regulators such as the Consumer Financial Protection Bureau and the individual states may further regulate the consumer credit industry in ways that make it more difficult for servicers of such loans to collect payments on such loans, resulting in reduced collections. Changes to federal or state bankruptcy or debtor relief laws may also impede collection efforts or alter timing and amount of collections.

Investment Adviser and Fees

Comment 25. In the first sentence of the second paragraph, please clarify what is meant by “regulatory inquiry” in the second parenthetical (e.g., legal fees).

Response: The disclosure has been revised as follows:

The Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the “Expense Limitation Agreement”) under which the Adviser has agreed contractually to waive its fees and to pay or absorb the ordinary operating expenses of the Fund (including organizational and offering expenses, but excluding: distribution fees, brokerage, exchange fees, stamp duties, interest, taxes, acquired fund fees and expenses, and extraordinary expenses such as the legal costs related to regulatory inquiries and litigations), to the extent that they exceed [1.99]% of the Fund’s average daily net assets (the “Expense Limitation”).

Summary of Risks

Comment 26. Please consider including a summary of the risk factor related to the Fund’s distribution policy that appears later in the prospectus.

Response: As the Fund only intends to make distributions from investment income and capital gains, the Distribution Policy Risk section has been deleted.

Comment 27. Supplementally, please describe how the Fund will determine which industry classification or classifications reasonably apply with respect to each asset-backed security issuance for concentration purposes. Please add a discussion of the risks related to concentration in any industry in which the Fund invests 25% or more of its net asset value.

Response: The Fund will adopt a concentration policy as follows which will be disclosed in its SAI:

Invest 25% or more of the market value of its assets in the securities of companies or entities engaged in any one industry, except for mortgage-related securities. This limitation does not apply to investment in the securities of the U.S. Government, its agencies or instrumentalities. Under normal circumstances, the Fund invests over 25% of its assets in mortgage-related securities.

The following disclosure has been added to the Fund’s Investment Objective and Policy section of the Prospectus:

       The Fund concentrates its investments in mortgage-related securities, meaning that, under normal circumstances, it invests 25% or more of its assets in mortgage-related securities The Fund considers mortgage-related securities to be mortgage-backed securities and Mortgage REITs. This policy is fundamental and may not be changed without shareholder approval.

Additionally, the following risk disclosure has been added to the Principal Risk sections of the Prospectus:

Because the Fund concentrates its investment in mortgage-related securities, the Fund is subject to a greater risk of loss as a result of adverse economic, business, political, environmental or other developments than if their investments were diversified across different industries.

Use of Proceeds

Comment 28. Please quantify "as soon as practicable after receipt." If longer than 3 months, the reasons for any expected delay should be stated.

Response: The disclosure has been revised as follows:

The net proceeds of the continuous offering of shares are invested in accordance with the Fund’s investment objective and policies (as stated below) as soon as practicable but not more than 3 months after receipt.

Investment Objective, Policy and Strategies

Comment 29. The penultimate sentence of the first paragraph states that “Private mortgage-backed securities may be backed by U.S. Government agency supported loans ...” Please clarify whether these are the types of private mortgage-backed securities that will be the principal investment of the Fund. If the Fund will focus its investments on “non-governmental credit enhancement,” please describe this credit enhancement in greater detail as well as any related risks (e.g., credit quality of issuer of credit enhancement).

Response: The disclosure has been revised as follows:

Private issuers are generally originators of and investors in mortgage loans and include savings associations, mortgage bankers, commercial banks, investment bankers, and special purpose entities. The Fund intends to primarily invest in non-agency, residential mortgage-backed securities. Such securities may have some form of non-governmental credit enhancement such as senior subordination or overcollateralization.

Comment 30. In the absence of a co-investment order, please include disclosure regarding limitations imposed by the 1940 Act on co-investment.

Response: The following disclosure has been added:

In the absence of an appropriate exemptive order issued by the SEC to the Fund and the Adviser and/or Sub-Adviser, the Fund will not enter into co-investments with either the Adviser or Sub-Adviser.

Statement of Additional Information

Fundamental Policies

Comment 31. Under the Fund’s concentration policy as disclosed in the SAI, the Fund does not address whether asset-backed securities represent interests in any industry or group of industries.

A fund must determine which industry classification or classifications reasonably apply with respect to each asset-backed security issuance for concentration purposes. Toward this end, the Fund could consider, the nature of an asset-backed security’s underlying receivables (e.g., auto loans, aircraft leases, etc.) to determine its industry classification for purposes of the Fund’s concentration policy. A fund could also reasonably choose to classify its non-mortgage related ABS investments in a single industry for concentration purposes.

Please revise this description in the SAI to address asset-backed securities and make any necessary conforming changes to the Principal Strategies section of the prospectus.

Response: Please see response to Comment 29. Also, the Fund will otherwise consider the underlying industry for the purposes of other asset backed-securities.

Comment 32. Please revise (7) to add that Staff interpretations currently prohibit funds from lending more than one-third of their total assets, except through the purchase of debt obligations or the use of repurchase agreements.

Response: The requested disclosure has been added.

Part C. Other Information

Exhibits:

Amended and Restated Declaration of Trust

Comment 33. Article V, section 6 of the Amended and Restated Declaration of Trust (“DOT”) discusses limits on a shareholder's ability to bring derivative actions. Because the pre-suit demand provision could effectively prevent a shareholder from bringing a derivative action by stating that a shareholder may not proceed with the action unless the shareholder is able to sustain the burden of proof to a court that the Trustees’ decision not to pursue an action was not appropriate, please revise this provision in the DOT to state that it does not apply to claims arising under the federal securities law. Please also disclose in an appropriate location in the prospectus the provision and that it does not apply to federal securities law claims.

Response: The requested revisions to the Declaration of Trust has been made. The following disclosure has been added to the Prospectus:

Certain Conditions on Certain Shareholder Legal Actions.

Pursuant to the Trust’s primary governing document, the Agreement and Declaration of Trust, shareholders wishing to pursue a derivative action (a suit brought by a shareholder on behalf of a fund) are subject to various conditions including: (i) Trustees must have a reasonable amount of time to assess a request for action, (ii) at least 10% of shareholders must participate in the action, (iii) expenses of a failed action are borne by the complaining shareholders. However, these provisions do not apply to actions brought under federal securities laws. In addition, all shareholder legal complaints must be brought in courts of the State of Delaware and the United States District Court for the District of Delaware, which may be inconvenient for some shareholders.

Comment 34. Article IX, section 11 establishes exclusive jurisdiction in the Delaware Chancery Court. Please revise the provision in the organizational document to state that the provision does not apply to claims arising under the federal securities laws. Please also disclose in an appropriate location in the prospectus the provision, that it does not apply to federal securities laws claims, and the corresponding risks of such a provision even as to non-federal securities law claims (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum).

Response: The requested revision to the Declaration of Trust has been made. Please also see response to Comment 33 above.

Signatures

Comment 35. Please correct the signatories when you file an amendment to the registration statement. Section 6(a) of the 1933 Act requires a registration statement to be signed by the issuer, its principal executive officer or officers, its principal financial officer, its comptroller or principal accounting officer, and the majority of its board of directors or persons performing similar functions (or, if there is no board of directors or persons performing similar functions, by the majority of the persons or board having the power of management of the issuer).

Response: The signatures will be corrected in the Registrant’s next amendment filing.

If you have any questions about the responses set forth above, please contact the undersigned at 216.566.5706 or andrew.davalla@thompsonhine.com.

Best regards,

/s/ Andrew Davalla

Andrew Davalla